Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2017	2016
	(in millions, except ratios)
Net income	$496	$331
Equity in earnings of unconsolidated affiliates, net of distributions	24	59
Income tax expense	281	193
Capitalized interest	(6)	(5)
	795	578

Fixed charges, as defined:

Interest	293	326
Capitalized interest	6	5
Interest component of rentals charged to operating expense	3	3
Total fixed charges	302	334

Earnings, as defined	$1,097	$912

Ratio of earnings to fixed charges	3.63	2.73